UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Exact name of registrant as specified in its charter

State or other jurisdiction of incorporation or organization

Commission File Number	Address of principal executive offices Name and telephone number, including area code, of the person to contact in connection with this report	IRS Employer Identification No.
001-14905	BERKSHIRE HATHAWAY INC.	47-0813844

(A Delaware Corporation)

3555 Farnam Street

Omaha, Nebraska 68131

Daniel J. Jaksich

Vice President and Controller

(402) 346-1400

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

This Specialized Disclosure Report on Form SD is furnished pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2025.

Disclosure of Payments by Resource Extraction Issuers

This Form SD is submitted by Berkshire Hathaway Inc. (“Berkshire”) as well as on behalf of Berkshire Hathaway Energy Company, a direct subsidiary of Berkshire. The specified payment disclosure required by this Form SD is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

As disclosed in Berkshire’s Form SD for the fiscal year ended December 31, 2024, Berkshire relied on the accommodation in Item 2.01(b)(2) of Form SD with respect to IOG North Sea Limited, IOG UK Limited and IOG Infrastructure Limited (collectively, the “IOG OpCos”), which were acquired in August 2024. Payments made by the IOG OpCos during the portion of the fiscal year ended December 31, 2024 following the closing of the acquisition were below the de minimis threshold under Rule 13q-1 and accordingly are not reported in Exhibit 2.01 to this Form SD.

Item 3.01	Exhibits

2.01	Resource Extraction Payment Report for the Fiscal Year Ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERKSHIRE HATHAWAY INC.

Date: September 25, 2026	/s/ Daniel J. Jaksich
Daniel J. Jaksich
Vice President and Controller